Filed Pursuant to Rule 433

Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

A$200,000,000

3.300% SENIOR NOTES, DUE AUGUST 2021

FINAL TERM SHEET

Dated July 26, 2016

Issuer:	Bank of America Corporation
Ratings of this Series*:	Baa1 (Moody’s)/BBB+ (S&P)/A (Fitch)
Program:	Bank of America Corporation Medium-Term Notes, Series L Program (Prospectus dated May 1, 2015 and Prospectus Supplement dated January 20, 2016)
Aggregate Principal Amount Initially Being Issued:	A$200,000,000
Issue Price:	99.790%
Trade Date:	July 26, 2016
Settlement Date:	August 5, 2016 (T+7)
Maturity Date:	August 5, 2021
Ranking:	Senior unsecured
Minimum Denominations:	A$10,000 and multiples of A$10,000 in excess of A$10,000 (subject to a minimum consideration in Australia of A$500,000)
Interest Rate:	3.300% per annum
Interest Payment Dates:	February 5 and August 5 in each year, beginning February 5, 2017, subject to following unadjusted business day convention
Business Day Convention:	Following
Day Count Fraction:	Actual/Actual
Interest Periods:	Semi-annual
Benchmark:	Semi-quarterly coupon matched asset swap
Spread to Benchmark:	+155 bps pa
Issue Margin to ACGB 5.750% 15 May 2021:	+176.1 bps pa
Reoffer Yield:	3.346%
Listing:	None
ISIN:	XS1461849447
Common Code:	146184944
Business Days:	New York, London, and Sydney
Record Date:	Close of business 7 days prior to the relevant Interest Payment Date

*	A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Optional Redemption:

The Notes will be redeemable at the Issuer’s option, in whole at any time or in part from time to time, on or after August 6, 2017, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice, at a redemption price equal to the greater of:

•    (i) 100% of the principal amount of the Notes to be redeemed; or

•    (ii) as determined by the quotation agent described below, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, not including interest accrued to, but excluding, the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 365-day year) at the Australian Treasury Bond Rate plus 30 basis points, plus, in either case of (i) or (ii) above, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

Notwithstanding the foregoing, any interest on the Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of such Notes and the governing indenture.

“Australian Treasury Bond Rate” will be determined by the quotation agent and means, with respect to any redemption date,

(a) the rate per annum equal to the equivalent yield to maturity as of such date of the Comparable Australian Treasury Bond, assuming a price for the Comparable Australian Treasury Bond (expressed as a percentage of its principal amount) equal to the Comparable Australian Treasury Bond Price for such redemption date, where:

(i) “Comparable Australian Treasury Bond” means the Australian Commonwealth Government Treasury security selected by a Reference Australian Treasury Bond Dealer as having a fixed maturity most nearly equal to the period from such redemption date to the Maturity Date, and that would be utilized at the time of selection and in accordance with customary financial practice in pricing new issues of Australian Dollar-denominated corporate debt securities in a principal amount approximately equal to the then outstanding principal amount of the Notes and of a comparable maturity most nearly equal to the remaining maturity of the Notes; provided, however, that, if the period from such redemption date to the Maturity Date is less than one year, a fixed maturity of one year shall be used;

(ii) “Comparable Australian Treasury Bond Price” means, with respect to any redemption date, the average of all Reference Australian Treasury Bond Dealer Quotations for such date (which, in any event, must include at least two such quotations), after excluding the highest and lowest such Reference Australian Treasury Bond Dealer Quotations, or if fewer than four such Reference Australian Treasury Bond Dealer Quotations are obtained, the average of all such quotations;

(iii) “Reference Australian Treasury Bond Dealer” means any authorized bond dealer appointed by the Issuer in good faith;

(iv) “Reference Australian Treasury Bond Dealer Quotations” means, with respect to each Reference Australian Treasury Bond Dealer and any redemption date, the average, as determined by the quotation agent, of the bid and offered prices for the Comparable Australian Treasury Bond (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such Reference Australian Treasury Bond Dealer at 3:30 p.m. (Sydney time), on the third business day in Sydney preceding the redemption date; or

(b) if the rate cannot be determined in accordance with paragraph (a) above, the rate (expressed as a yield to maturity) published by the Reserve Bank of Australia at or about 5:00 p.m. (Sydney time) on that day as the average of the buy and sell rates transacted on that day by authorized bond dealers for the series of Australian Commonwealth Government Treasury Bonds with a remaining term to maturity closest to the period from such redemption date to the Maturity Date of the Notes.

“Quotation agent” means Merrill Lynch (Australia) Futures Limited, or its successor, or, if that firm is unwilling or unable to perform as described above, an investment bank of national standing appointed by the Issuer.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such Notes are in book-entry only form, the Notes to be redeemed will be selected in accordance with the procedures of Euroclear and/or Clearstream, Luxembourg.

Additional Amounts:	The Issuer will pay additional amounts on the Notes as provided in the Preliminary Pricing Supplement
Tax Redemption:	The Issuer may redeem the Notes, in whole but not in part, in the event of certain changes in the tax laws of the United States (or any taxing authority of the United States) that would require the Issuer to pay additional amounts on the Notes as provided in the Preliminary Pricing Supplement
Clearing:	Euroclear / Clearstream
Governing Law:	New York
Joint Lead Managers:	Merrill Lynch (Australia) Futures Limited

Australia and New Zealand Banking Group Limited** nabSecurities, LLC
Concurrent Offering:	A$550,000,000 Floating Rate Senior Notes, due August 2021 The settlement of the Notes is not contingent on the settlement of the concurrent offering.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, one of the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.

**	Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer and, therefore, to the extent it intends to effect any sales of the notes in the United States, they will do so through an affiliated U.S. registered broker-dealer in accordance with applicable U.S. securities laws and regulations, and as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

4